Exhibit 99.1

PRESS RELEASE

Formula Systems Announces Extraordinary

General Meeting of Shareholders for Approval of Compensation Policy

OR YEHUDA, ISRAEL, October 24, 2013—(BUSINESS WIRE)—Formula Systems (1985) Ltd. (NASDAQ: FORTY) today announced that it will hold an Extraordinary General Meeting of Shareholders on Wednesday, November 27, 2013. The record date for shareholders entitled to vote at the meeting is October 28, 2013.

The sole agenda item for the meeting is the approval of a compensation policy for the directors and other office holders of Formula, in accordance with the requirements of the Israeli Companies Law, 5759-1999.

Approval of the above proposal requires the affirmative vote of the holders of a majority of the voting power represented at the meeting in person or by proxy and voting on the proposal, and is furthermore subject to satisfaction of one of the following, additional voting requirements:

•	the majority voted in favor of the compensation policy must include a majority of the shares held by non-controlling shareholders who do not have a personal interest in the approval of the policy that are voted at the meeting, excluding abstentions; or

•	the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the compensation policy must not exceed two percent (2%) of the aggregate voting rights in Formula.

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting rights in Formula constitute a quorum for purposes of the meeting. In the absence of the requisite quorum of shareholders at the meeting, the meeting will be adjourned to the same day in the next week, at the same time and place, unless otherwise determined at the meeting in accordance with Formula’s articles of association. At such adjourned meeting, if a quorum is again not present within 30 minutes of the scheduled time for the meeting, the presence of at least two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Additional Information and Where to Find It

In connection with the meeting, Formula will make available to its shareholders of record a proxy statement describing the time and place, and other logistical information related to the meeting, and the proposal to be voted upon at the meeting, along with a proxy card enabling them to indicate their vote on that proposal. Formula is also furnishing copies of the proxy statement and proxy card to the Securities and Exchange Commission, or SEC, in a Report of Foreign Private Issuer on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov, Formula’s website at www.formulasystems.com or by directing a request to Formula’s Investor Relations at the telephone number or e-mail address provided below.

About Formula

Formula Systems (1985) Ltd. is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products, and providing computer-based business solutions.

For more information, visit www.formulasystems.com.

Press Contact:

Formula Systems (1985) Ltd.

+972-3-5389487

ir@formula.co.il